

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 38 Winwood Street
Thebarton South Australia 5031
www.bresagen.com

02 JAN 22 AM 8:30

FACSIMILE TRANSMISSION



02002576

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 942 9624
FROM:	Trudy Fenton
DATE:	Monday, 21 January 2002
SUBJECT:	Media Release
PAGES (inc. cover)	3

SUPPL
82-5135

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following Media Release which was released through the Australian Stock Exchange on Monday, 21 January, 2002 –

BresaGen granted US patent of leukaemia drug

Yours sincerely

T.M. Fenton

Trudy Fenton
Corporate Administrator
tfenton@bresagen.com.au

PROCESSED
JAN 29 2002
THOMSON
FINANCIAL

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If there are any problems with this transmission, call 08 8234 2660

Monday, 21 January 2002


BresaGen

BresaGen granted US patent of leukaemia drug

Australian biotechnology company, BresaGen Ltd, has been granted a second US patent in relation to its anti-cancer drug E21R further strengthening its intellectual property position and commercial prospects.

The latest patent is a "method of use patent" that protects the apoptotic (cell killing) activity of E21R, relevant to destroying the malignant cells that develop in myeloid leukaemias. The patent has also been granted in Australia, New Zealand and Singapore and an application is proceeding in Europe and Japan.

The first patent was granted in the US in 1999 and is a composition of matter patent that protects the E21R molecule.

British Biotech plc (NASDAQ: BBIOY) is currently undertaking a Phase II trial of E21R in the UK targeting treatment of acute myeloid leukaemia. In addition, BresaGen is conducting a Phase II efficacy trial in Australia for the treatment of CMML (chronic myelomonocytic leukaemia). A phase II study into the treatment of Rheumatoid Arthritis has also been approved and is expected to begin in Australia in the first quarter of 2002.

President and CEO of BresaGen, Dr John Smeaton said: "The market for the treatment of Myeloid Leukaemia is estimated to be in excess of US$400 million. If E21R is successful in clinical trials the Company can expect significant revenue from milestone, manufacturing and royalty payments over the life of the drug's patents."

Under the arrangement with British Biotech, BresaGen is responsible for the manufacture of materials for clinical trials and commercial supply. British Biotech has a world-wide licence to commercialise E21R for all indications.

E21R, which was discovered at the Hanson Centre for Cancer Research in Adelaide, is a modified version of the cytokine GM-CSF. It has been shown to be active against leukaemia cells expressing GM-CSF receptors such as AML, CMML and juvenile myelomonocytic leukaemia.

About BresaGen Limited

BresaGen is a biotechnology company committed to the discovery and commercial development of innovative bio-therapies. Drawing on two decades of experience, the company has earned a reputation for excellence in the fields of reproductive and developmental biology and in the manufacture of recombinant protein pharmaceuticals. The Company has offices and laboratories in Adelaide, Australia and Athens, Georgia USA and is represented by three divisions, Protein Pharmaceuticals, Cell Therapy and Reproductive Biotechnology.

The Cell Therapy division represents a research and development program that takes the company's proprietary position in embryonic stem cell differentiation and applies it to the treatment of neurodegenerative disease and gene based disorders. The division also has an extensive program developing catheter and imaging technology for neurosurgical cell delivery.

The Protein Pharmaceuticals division operates a GMP facility with experience in the manufacture of recombinant proteins. The division has a pipeline of human therapeutic candidates in development that includes potential treatments for myeloid leukemia, rheumatoid arthritis, and growth hormone deficiency.

The Reproductive Biotechnology division represents a research program developing improved cloning technologies in the pig for accelerated genetic improvement and xenotransplant applications.

This press release contains forward-looking statements which reflect the Company's current expectation regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategy, the applicability of the discoveries made therein, the successful and timely completion of clinical studies and the uncertainties related to the regulatory process.

Company Contact:
Dr. Meera Verma
Vice-President & Chief Operating Officer
BresaGen Limited
Tel: 08 8234 2660

E-mail: mverma@bresagen.com.au

Media Contact
Hilarie Dunn

The Six Hats.
Tel: 02 9251 0110
Mob: 0414 357792
E-mail: hilariedunn@bigpond.com